

September 9, 2013

Via E-mail
Mr. Louis Drapeau
Chief Financial Officer
Insite Vision, Inc.
965 Atlantic Avenue
Alameda, CA 94501

> **Re: Insite Vision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 000-22332**

Dear Mr. Drapeau:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business
Collaborative, Licensing and Service Agreements, pages 9-10

1. We note your description of the license agreement you have entered into with Pfizer. Please expand your disclosure to include the duration and termination provisions of the agreement.

Patents and Proprietary Rights, page 10

2. We note that you discuss your patent estate under "Patents and Proprietary Rights" on page 10. Please expand your disclosure regarding your material patents. As to the issued U.S. patents, please briefly describe the nature of each of these patents and indicate when each one expires. As to the issued foreign patents, please briefly describe the nature of each of these

patents and indicate the applicable jurisdictions of each patent and the dates of expiration. As to all of the U.S. and foreign material patents, please indicate whether you hold the patents themselves or license them from another party, identifying each such party, as may be applicable.

Form 10-Q for the Quarter Ended June 30, 2013
Note 1. Significant Accounting Policies and Use of Estimates
Basis of Presentation, page 5

3. Regarding your sale of the Besivance royalties, please provide us your analysis that supports recognizing the $15 million received as revenue during the quarter ended June 30, 2013. In this regard, tell us why the terms of the agreement do not represent the purchasers paying you for a defined period a specified percentage or amount of the revenue or of a measure of income (for example, gross margin, operating income, or pretax income) of a particular product line, business segment, trademark, patent, or contractual right, which would preclude immediate income recognition. Refer to ASC 470-10-25-2.d. Further, provide us your analysis, as applicable, of the factors in ASC 470-10-25-2 and whether any of them are present which would create a rebuttable presumption that classification of the proceeds as debt would be appropriate. In particular, tell us how you considered in your analyses the presence of the term that requires the full royalty payments from sales of Besivance to be returned to you after the purchasers have received royalty payments of 2.75 times the total purchase price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Staff Accountant, at (202) 551-3652 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Christina DeRosa, Staff Attorney at (202) 551-3577 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant